   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2000


                                                      REGISTRATION NO. 333-45282

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               ATMEL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        77-0051991
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                              2325 ORCHARD PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 441-0311
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 DONALD COLVIN
                            VICE PRESIDENT, FINANCE
                          AND CHIEF FINANCIAL OFFICER
                               ATMEL CORPORATION
                              2325 ORCHARD PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 441-0311
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

            MARK A. BERTELSEN, ESQ.                              DAVID HUBB, ESQ.
            JOSEPH F. DANIELS, ESQ.                             MARK CAWLEY, ESQ.
        WILSON SONSINI GOODRICH & ROSATI                 GRAY CARY WARE & FREIDENRICH LLP
            PROFESSIONAL CORPORATION                           400 HAMILTON AVENUE
               650 PAGE MILL ROAD                          PALO ALTO, CALIFORNIA 94301
          PALO ALTO, CALIFORNIA 94304                             (650) 833-2000
                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)

Issued September 15, 2000


                                4,000,000 Shares

                                      LOGO

                                  COMMON STOCK
                            ------------------------


ATMEL CORPORATION IS OFFERING 4,000,000 SHARES OF ITS COMMON STOCK IN A GLOBAL OFFERING. THE GLOBAL OFFERING CONSISTS OF A PUBLIC OFFERING IN FRANCE, AN OFFERING TO INSTITUTIONAL INVESTORS IN THE REST OF THE WORLD, AND A PUBLIC OFFERING IN THE UNITED STATES. OUR COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE PREMIER MARCHE OF THE PARIS STOCK EXCHANGE, AND TRADING IN OUR COMMON STOCK WILL COMMENCE THERE CONCURRENT WITH THIS OFFERING.

                            ------------------------


OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ATML." ON SEPTEMBER 14, 2000 THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $18 9/16 PER SHARE.

                            ------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------

                     PRICE $     A SHARE AND E      A SHARE
                            ------------------------

                                                                      UNDERWRITING      PROCEEDS TO
                                                         PRICE TO     DISCOUNTS AND        ATMEL
                                                          PUBLIC       COMMISSIONS      CORPORATION
                                                         --------    ---------------    -----------
Per Share..............................................  $               $               $
Total..................................................  $               $               $

Atmel Corporation has granted the underwriters the right to purchase up to an additional 600,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
            , 2000.

                            ------------------------

MORGAN STANLEY DEAN WITTER
                                                                   ODDO PINATTON

September   , 2000

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
The Offering..........................    4
Summary Consolidated Financial
  Information.........................    5
Risk Factors..........................    6
Special Note Regarding Forward-Looking
  Statements..........................   14
Use of Proceeds.......................   15
Dividend Policy.......................   15
Price Range of Common Stock...........   15

                                        PAGE
                                        ----
Capitalization........................   16
Selected Consolidated Financial
  Data................................   17
Quarterly Consolidated Financial
  Data................................   18
Market Information....................   19
Share Certificates and Transfer.......   20
Taxation..............................   21
Underwriters..........................   24
Legal Matters.........................   25
Experts...............................   25
Where You Can Find More Information...   25

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained herein. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.


     This prospectus has not been and will not be submitted to the clearance procedures of the French Commission des Operations de Bourse and accordingly may not be used in connection with any offer or sale of our common stock in France. For the purposes of the French public offering and the listing of our common stock on the Paris Stock Exchange, we prepared a preliminary prospectus in French that has received the visa (no. 00-1493) of the Commission des Operations de Bourse dated September 14, 2000.



     In this prospectus "Atmel," "we," "us" and "our" refer to Atmel Corporation and its subsidiaries. ALL OF THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND GIVES EFFECT TO TWO-FOR-ONE STOCK SPLITS EFFECTED IN THE FORM OF A 100% STOCK DIVIDEND TO STOCKHOLDERS OF RECORD AS OF DECEMBER 3, 1999 AND AUGUST 11, 2000.


                            ------------------------

                     PRESENTATION OF FINANCIAL INFORMATION


     We publish our consolidated financial statements in U.S. dollars. As used in this prospectus, "dollar" or "$" means the currency of the United States of America, and "Euro" or "E" means the Euro, the common currency of most of the member states of the European Union.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information concerning our company and the common stock being sold in this offering and our financial statements and related material appearing in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary, you should read the rest of this prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under "Risk Factors."

     We are a global semiconductor company that designs, develops, manufactures and sells a wide range of highly-integrated semiconductor integrated circuit products. We have been instrumental in developing and commercializing non-volatile memory, or memory that continues to store information after power is turned off. We have leveraged our expertise in non-volatile memories and incorporated it with new technologies to meet the evolving and growing needs of our customers. We offer complex system-on-a-chip solutions for a broad array of markets by combining our leading-edge complementary metal-oxide semiconductor, or CMOS, bipolar CMOS, or BiCMOS, and silicon geranium, or SiGe, process technologies with system-level building blocks such as microcontrollers, digital signal processors, or DSPs, analog cells and non-volatile memory. We believe our capabilities in these areas enable our customers to rapidly introduce leading-edge electronic products that are differentiated by higher performance, advanced features, lower cost, smaller form factor, longer battery life and/or more memory. Our products are used primarily in the following markets:

     Communications. Communications, including wireless and wireline telecommunications and data networking, is currently our largest end-user market, representing nearly half of our revenues for the year ended December 31, 1999. The rapid global acceptance of the wireless phone has resulted in an increased demand for our products. For the wireless market, we provide non-volatile memory, microcontrollers and ASICs that are used in GSM and CDMA mobile phones and their base stations, as well as two-way pagers, mobile radios and 900 MHz cordless phones, and their respective base stations. We also have a complete range of products based on Bluetooth, a new short-range wireless protocol that enables instant connectivity between electronic devices. High production volumes in the wireless communications market have also made it more cost-effective for our customers to incorporate certain advanced technologies into their lower-cost or lower-volume products, such as those in the consumer electronics segment. Our principal customers in the wireless market include Ericsson, Kenwood, Lucent, Motorola, Nokia, Panasonic, Philips, Qualcomm, Samsung and Sony.

     The data networking and wireline telecommunications markets are experiencing significant growth based on the rapid adoption of the Internet. For these markets, we provide ASIC, non-volatile memory and programmable logic products that are used in the switches, routers, cable modem termination systems and DSL access multiplexers that are currently being used to build Internet infrastructure. Our principal data networking and wireline telecommunications customers include Alcatel, Cisco, Lucent, Nortel, Siemens, 3Com and Xircom.

     Consumer Electronics. Our products are also used in a broad variety of consumer electronics products. We provide multimode audio processors and MPEG2-based decoders with programmable transport for complex digital audio streams used in digital TVs, set-top boxes and DVD players. For digital cameras, we provide a single-chip digital camera solution. We provide demodulators and decoders for cable modems. We also offer medium-access controllers for wireless LANs and baseband controllers and network protocol stacks for voice-over Internet protocol, or VoIP, telephone terminals. In addition, we provide secure, encryption-enabled, integrated, tamper-resistant circuits for smart cards. Our principal consumer electronics customers include GemPlus, LG Electronics, Matsushita, Mitsubishi, Philips, Samsung, Schlumberger, Sony and Toppan.

     Computing, Storage and Imaging. The computing and computing peripherals markets are also growing because of the rapid adoption of the Internet. For computing applications, we provide Flash, universal serial bus, or USB, hubs and ASICs for personal computers and servers. For storage applications, we provide servo controllers, read channels and data interfaces for data storage subsystems, hard drives and DVD players. We provide ASICs, non-volatile memory and microcontrollers for laser printers, inkjet printers, copy machines and scanners. Our principal customers in these markets include ACER, Compaq, FujiFilm, Hewlett-Packard, IBM, Lexmark, Maxtor, Microsoft, Polaroid, Seagate, Toshiba and Western Digital.

     We manufacture more than 90% of our products in our own wafer fabrication facilities, or fabs. We believe that our ability to manufacture a broad range of leading-edge products allows us to offer higher performance, better service and shorter production cycles at a more competitive cost. We strive to continuously expand and upgrade our facilities to meet customer demand. We have developed a broad portfolio of manufacturing capabilities across multiple process technologies, including our proprietary CMOS, Logic, CMOS Logic, bipolar, BiCMOS, SiGe, SiGe BiCMOS, Analog, BCDMOS and radiation tolerant process technologies. We have strategic relationships with industry leaders like Anadigics and M/A-COM to develop products using the SiGe process technology, and today have many foundry customers for SiGe products. We consider SiGe a key technology for our success in providing products to serve the telecommunication and data networking markets.

     Our wafer fabrication facilities are as follows:

     - Colorado Springs, Colorado: two 6-inch wafer fabs;

     - Rousset, France: 8-inch wafer fab;

     - Heilbronn, Germany: 6-inch wafer fab;

     - Nantes, France: 6-inch wafer fab; and

     - Irving, Texas: 8-inch wafer fab (equipment not yet installed).

     Our business has four segments, each of which requires different design, development and marketing resources to produce and sell semiconductor integrated circuits.

     - ASIC -- The products in our ASIC segment include full custom application-specific integrated circuits, custom gate arrays and semi-custom cell-based integrated circuits designed to meet specialized customer requirements for their high-performance devices in a broad variety of applications.

     - Logic -- The products in our Logic segment include microcontrollers, eraseable programmable logic devices, or EPLDs, and field programmable gate arrays, or FPGAs, for sale to customers who use them in a broad variety of applications.

     - Non-volatile Memories -- The products in our Non-volatile Memories segment include Flash, electrically eraseable programmable read-only memories, or EEPROMs, and eraseable programmable read only memories, or EPROMs, for use in a broad variety of customer applications.

     - Temic -- The Temic segment is a wholly-owned European subsidiary producing analog, microcontroller and specialty products to service the automotive, telecommunications, consumer and industrial markets. Although some of its products overlap with one or more of the other segments, the Temic segment is managed as a discrete business.

     During the first six months of 2000, 34% of our sales were made to customers in North America, 30% to customers in Europe, 33% to customers in Asia and 3% to customers in other regions. We distribute our products directly through 17 U.S. sales offices and 24 international sales offices. In addition, we use distributors for indirect distribution, including All American, Arrow Electronics, Avnet, Insight and Pioneer.

     We were originally incorporated in California in December 1984. In October 1999 we were reincorporated in Delaware. Our principal offices are located at 2325 Orchard Parkway, San Jose, California 95131 and our telephone number is
(408) 441-0311.

RECENT DEVELOPMENTS

     TCS Acquisition. In May 2000, we acquired Thomson-CSF Semiconducteurs Specifique, or TCS, which had been a wholly-owned subsidiary of Thomson-CSF. TCS, which has been renamed Atmel Grenoble, specializes in the development and manufacture of ASICs, including image sensors, as well as analog, digital and radio frequency ASICs, and products manufactured using SiGe processes. TCS products are used in such applications as digital cameras, fingerprint sensors, and GPS and RF chips, which we believe will provide us with an enhanced ability to provide integrated solutions for the wireless and consumer end markets.


     Redemption of Outstanding Convertible Notes. On June 2, 2000, we redeemed our 3.25% Convertible Subordinated Guaranteed Step-Up Notes due in 2002. The aggregate principal amount outstanding was $150 million. Note holders had the option to convert their notes into shares of our common stock or redeem them for cash. We redeemed notes with a principal amount of $2,000 for $2,161, and the holders of notes in the remaining principal amount elected to convert their notes into 8,450,578 shares of our common stock, or 16,901,156 shares after giving effect to the two-for-one stock split.


     Stock Split. On July 14, 2000, our board of directors approved a two-for-one stock split, to be effected in the form of a 100% stock dividend. Stockholders of record at the close of business on August 11, 2000 were issued a certificate representing one additional share for each share already held. These certificates were distributed on August 25, 2000.

                                  THE OFFERING

Common stock offered.......  We are offering a total of 4,000,000 shares in a public offering made by this prospectus in the United States, an open price offering (offre a prix ouvert) and a global placement (placement global) in France under a separate French prospectus, and an offering to institutional investors outside the United States and France.

Over-allotment option......  600,000 shares


Public offering price......  $     and E     a share



                             The public offering price in dollars has been determined by the underwriters in consultation with us. The public offering price in Euros has been determined by converting the public offering price in dollars using the Key Currency Cross Rate as of
                             September   , 2000 as quoted in the Wall Street
                             Journal, which was           Euros per dollar.


Common stock outstanding
after the offering.........  464,945,184 shares(1) will be outstanding immediately following this offering.

Use of proceeds............  We will use the proceeds of this offering for working capital and other general corporate purposes. See "Use of Proceeds."

Lock-up....................  We have agreed to restrictions on the offering and sale of our shares for a period of 90 days following this offering. For more details, see "Underwriters."


Nasdaq National Market
  symbol and U.S. trading
  codes....................  Our common stock is traded in the U.S. on the
                             Nasdaq National Market under the symbol "ATML", and the following trading codes:



                             - ISIN: US0495131049



                             - CUSIP: 049513104



Paris Stock Exchange
Listing....................  Our common stock has been approved for listing on the Premier Marche of the Paris Stock Exchange, and trading in our common stock will commence there concurrent with this offering under the following codes:



                             - SICOVAM: 012203



                             - ISIN: FRF0000122038



                             - Common Code: AML


Risk Factors...............  See "Risk Factors" starting on page 6 to read about factors you should consider before buying the shares.

---------------

(1) Based upon shares outstanding as of June 30, 2000, and assuming no exercise of options after June 30, 2000. Excludes 17,730,600 shares of common stock available for grant pursuant to Atmel Corporation's employee stock plans. As of June 30, 2000, options to purchase 21,493,374 shares of common stock were outstanding under these plans.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                 JUNE 30,
                                   ------------------------------------    --------------------
                                     1997         1998          1999         1999        2000
                                   --------    ----------    ----------    --------    --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenues.....................  $958,282    $1,111,092    $1,330,161    $601,179    $907,944
Total expenses...................   933,233     1,130,749     1,187,183     551,053     745,501
Operating income (loss)..........    25,049       (19,657)      142,978      50,126     162,443
Income (loss) before taxes.......     6,001       (50,931)      128,821      50,158     161,213
Net income (loss)................  $  1,801    $  (50,038)   $   53,379    $  3,034    $103,177
Net income (loss) per share:
  Basic..........................  $    .00    $     (.13)   $      .13    $    .01    $    .23
                                   ========    ==========    ==========    ========    ========
  Diluted........................  $    .00    $     (.13)   $      .13    $    .01    $    .22
                                   ========    ==========    ==========    ========    ========


                                                                  AS OF JUNE 30, 2000
                                                              ----------------------------
                                                                ACTUAL      AS ADJUSTED(1)
                                                              ----------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $1,094,441      $1,165,052
Working capital.............................................   1,215,934       1,286,545
Total assets................................................   3,026,093       3,096,704
Long-term obligations, net of current portion...............     756,481         756,481
Stockholders' equity........................................   1,671,337       1,741,948


------------

(1) Adjusted to give effect to the sale of the 4,000,000 shares of common stock in this offering and an assumed public offering price of $18.56 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes.


OUR REVENUE AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECLINE IN OUR STOCK PRICE


     Our future operating results will be subject to quarterly variations based upon a wide variety of factors, many of which are not within our control. These factors include:

     - the cyclical nature of both the semiconductor industry and the markets addressed by our products;

     - fluctuations in manufacturing yields;

     - the timing of introduction of new products;

     - the timing of customer orders;

     - price erosion;

     - changes in mix of products sold;

     - the extent of utilization of manufacturing capacity;

     - product obsolescence;

     - availability of supplies and raw materials;

     - price competition and other competitive factors; and

     - fluctuations in currency exchange rates.

Any unfavorable changes in any of these factors could harm our operating results.

     In particular, we believe that our future sales growth will depend substantially on the success of our new products. Our new products are generally incorporated into our customers' products or systems at the design stage. However, design wins may precede volume sales by a year or more. We may not be successful in achieving design wins or any design win may not result in future revenues, which depend in large part on the success of the customer's end product or system. We expect the average selling price of each of our products to decline as individual products mature and competitors enter the market. To offset average selling price decreases, we rely primarily on reducing costs in the manufacturing of those products, increasing unit sales to absorb fixed costs and introducing new, higher priced products which incorporate advanced features or integrated technologies to address new or emerging markets. To the extent that such cost reductions and new product introductions do not occur in a timely manner, our operating results could be harmed. From time to time, our quarterly revenues and operating results can become more dependent upon orders booked and shipped within a given quarter and, accordingly, our quarterly results can become less predictable and subject to greater variability.

     In addition, our continued success will depend in large part on the continued growth of various electronics industries that use semiconductors, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics, data networking equipment and military equipment, and economic growth generally. Our success will also depend upon a better supply and demand balance within the semiconductor industry.

     In 1997, 1998 and early 1999, the semiconductor industry experienced a significant downturn, characterized by, among other things, diminished product demand, production overcapacity and decline of average selling prices of products. While our revenues in 1998 increased as compared to 1997, the increase was primarily attributable to the inclusion of revenues from Temic's business, which we acquired in March 1998. Excluding the results of Temic, our revenues decreased in 1998 as compared with 1997, reflecting the cyclical downturn in the worldwide semiconductor industry throughout 1997 and 1998. While sales of our ASIC and logic-related products increased during this period, continued price reduction of our commodity non-volatile memory products (caused by continued weakened business conditions and excess manufacturing capacity in the semiconductor industry) more than offset the impact of higher sales of ASIC and logic-related products in 1998. These non-volatile memory products included our commodity EPROMs and Flash memories. These business conditions in the worldwide semiconductor industry also contributed to our decision to implement a restructuring plan, which we announced in the second quarter of fiscal 1998. The restructuring plan, which resulted in a nonrecurring charge of approximately $66.3 million, included a ten percent work force reduction and an impairment charge to write down the value of certain manufacturing equipment and machinery with older process technology. We also recognized an in-process research and development charge of $23.4 million relating to the Temic acquisition during the second quarter of fiscal 1998.

IF WE DO NOT SUCCESSFULLY INCREASE OUR MANUFACTURING CAPACITY, WE MAY FACE CAPACITY CONSTRAINTS THAT COULD HARM OUR BUSINESS

     We currently manufacture our products at our wafer fabrication facilities located in Colorado Springs, Colorado, Heilbronn, Germany, Nantes, France, and Rousset, France. In addition, we currently expect our new facility in Irving, Texas, to be operational and producing wafers by the first quarter of 2001. We believe that we will be able to substantially meet our production needs from these facilities through the end of the fourth quarter of 2002, although this date may vary depending on, among other things, our rate of growth. We will be required to hire, train and manage additional production personnel in order to increase production capacity as planned. We will also be required to successfully implement new manufacturing technologies, such as 0.25-micron, 0.18-micron and chemical and mechanical planarization in our wafer manufacturing facilities to increase our manufacturing capacity and yields. If we cannot expand our capacity on a timely basis, we could experience significant capacity constraints that would prevent us from meeting customer demand. In addition, the depreciation and other expenses that we will incur in connection with the expansion of our manufacturing capacity may reduce our gross margins in future periods.

     We are exploring alternatives for the further expansion of our manufacturing capacity, which could likely occur during or after 2000, including:

     - expanding our current wafer fabrication facilities;

     - purchasing or building one or more additional wafer fabrication facilities; and

     - entering into strategic relationships to obtain additional capacity.

     Any of these alternatives could require a significant investment by us, and none of the alternatives for expanding our manufacturing capacity may be available on a timely basis.

     The cost of expanding our manufacturing capacity at the Irving, Texas facility or elsewhere is expected to be funded through a combination of available cash resources, cash from operations and additional lease, debt or equity financing. We may not be able to obtain the additional financing necessary to fund the expansion of our manufacturing facilities.

     Expanding our wafer fabrication capacity involves significant risks, including:

     - shortages of materials and skilled labor;

     - unavailability of semiconductor manufacturing and testing equipment;

     - unforeseen environmental or engineering problems;

     - work stoppages;

     - approvals and requirements of governmental and regulatory agencies; and

     - unanticipated cost increases.

     Any one of these risks could delay the building, equipping and production start-up of a new facility or the expansion of an existing facility, and could involve significant additional costs or reduce our anticipated revenues. In addition, the timing of commencement of operation of our Irving, Texas facility will depend upon the availability, timely delivery, successful installation and testing of complex process equipment.

     As a result of these and other factors, any expanded or new facility may not be completed and in volume production on time or within budget. Furthermore, we may be unable to achieve adequate manufacturing yields in any expanded or new facility in a timely manner, and our revenues may not increase in proportion to the anticipated increase in manufacturing capacity associated with any expanded or new facility.

IF WE ARE UNABLE TO EFFECTIVELY UTILIZE OUR WAFER MANUFACTURING CAPACITY AND FAIL TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS, OUR BUSINESS WOULD BE HARMED

     The fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. We may experience problems in achieving acceptable yields in the manufacture of wafers, particularly in connection with the expansion of our manufacturing capacity and related transitions. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of our wafer fabrication facilities would harm our business.

     In 1997 and 1998, we made substantial capital expenditures to increase our wafer fabrication capacity at our facilities in Colorado Springs, Colorado and Rousset, France, and acquired two wafer fabrication facilities in connection with our acquisition of Temic. In 1998, our gross margin declined significantly as a result of the increase in fixed costs and operating expenses related to this expansion of capacity, and lower product margins in many of our non-volatile memory products due to severe price decline. In 1999, the declining gross margin trend reversed, primarily due to a higher unit sales volume over which to spread fixed costs and operating expenses, the inclusion of Temic's positive gross margin for all of 1999 compared to only ten months in 1998, and average selling prices that stabilized in 1999.

     The improved market conditions that we experienced in 1999 and the first six months of 2000 may not continue or may not permit us to fully utilize our wafer fabrication capacity, and our increases in fixed costs and operating expenses related to manufacturing overcapacity may harm our operating results. If net revenues do not continue to increase sufficiently in future periods, our business could be harmed. We experienced production delays and yield difficulties in connection with earlier expansions of our wafer fabrication capacity. Production delays, difficulties in achieving acceptable yields at any of our fabrication facilities or overcapacity could materially and adversely affect our operating results.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY COULD CREATE FLUCTUATIONS IN OUR OPERATING RESULTS, AS WE EXPERIENCED IN 1997 AND 1998

     The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Downturns of this type occurred in 1997 and 1998. These downturns have been characterized by diminished product demand, production overcapacity and accelerated decline of average selling prices, and in some cases have lasted for more than a year. Our business could be harmed by industry-wide fluctuations in the future. The commodity memory portion of the semiconductor industry, from which we derived approximately half of our revenues through 1998, approximately 46% of our revenues in 1999, and 53% of our revenues in the first six months of 2000, continued to suffer from excess capacity in 1998, which led to substantial price reduction during this period. While these conditions improved in 1999 and to date in 2000, if they were to resume our growth and operating results would be harmed. In addition, in the past, our operating results were harmed by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of our manufacturing capacity. Our business could be harmed in the future by cyclical conditions in the semiconductor industry or by slower growth in any of the markets served by our customer products.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOSS OF MARKET SHARE


     We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Fujitsu, Intel, Sharp and STMicroelectronics. These competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced our new Flash products, we are increasingly competing directly with these competitors, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell their products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During recent periods, we have experienced significant price competition in our non-volatile memory business and especially for EPROM and Flash products. We expect continuing competitive pressures in our markets from existing competitors and new entrants, which, among other things, could further accelerate the trend of decreasing average selling prices for our products.


     In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

     - our success in designing and manufacturing new products that implement new technologies and processes;

     - our ability to offer integrated solutions using our advanced non-volatile memory process with other technologies;

     - the rate at which customers incorporate our products into their systems;

     - product introductions by our competitors;

     - the number and nature of our competitors in a given market; and

     - general market and economic conditions.

Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE

     The average selling prices of our products historically have decreased over the products' lives and are expected to continue to do so. As a result, our future success depends on our ability to develop and introduce new products which compete effectively on the basis of price and performance and which address customer requirements. We are continually in the process of designing and commercializing new and improved products to maintain our competitive position. The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Our development of new products and our customers' decision to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of our products may be adversely affected by competing products or technologies serving markets addressed by our products. Our qualification process involves multiple cycles of testing and improving a product's functionality to ensure that our products operate in accordance with design specifications. If we experience delays in the introduction of new products, our future operating results could be harmed.

     In addition, new product introductions frequently depend on our development and implementation of new process technologies, and our future growth will depend in part upon the successful development and market acceptance of these process technologies. Our integrated solution products will require more technically sophisticated sales and marketing personnel to market these products successfully to customers. We are developing new products with smaller feature sizes, the fabrication of which will be substantially more complex than fabrication of our current products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development, or marketing and sales efforts may not be successful, our new products may not achieve market acceptance, and price expectations for our new products may not be achieved, any of which could harm our business.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS POLITICAL AND ECONOMIC RISKS

     Foreign product sales to customers accounted for approximately 65%, 65% and 66% of net revenues in 1998, 1999 and the first six months of 2000, respectively. We expect that revenues derived from international sales will continue to represent a significant portion of net revenues. In addition, in recent years, we have significantly expanded our international operations, most recently through our acquisitions of Temic in 1998 and a subsidiary of Thomson-CSF in May 2000. International sales and operations are subject to a variety of risks, including:

     - greater difficulty in protecting intellectual property;

     - greater difficulty in staffing and managing foreign operations;

     - greater risk of uncollectible accounts;

     - longer collection cycles;

     - potential unexpected changes in regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

     - sales seasonality; and

     - general economic and political conditions in these foreign markets.

     Further, we purchase a significant portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly at our French and German manufacturing facilities. As a result, our costs will fluctuate along with the currencies and general economic conditions in the countries in which we do business, which could harm our operating results.


     Approximately 76%, 77% and 78% of our sales in 1998, 1999 and the first six months of 2000, respectively, were denominated in U.S. dollars. During these periods our products became less price competitive in countries with currencies declining in value against the dollar. In 1998, our revenues declined by approximately $7.0 million due to the strengthening of the U.S. dollar against foreign currencies in the markets in which we sell products. In addition, in 1998 business conditions in Asia were severely affected by banking and currency issues which adversely affected our operating results. Furthermore, accounts receivable increased $42.5 million in 1997 due to our extending longer payment terms to customers and a more difficult collection environment because of the financial turmoil in Asia. While these conditions stabilized in 1999 and to date in 2000, the continuance or worsening of adverse business and financial conditions in Asia, where 34% of our revenues were generated during 1999 and 33% were generated in the first six months of 2000, would likely harm our operating results.


WHEN WE TAKE FOREIGN ORDERS DENOMINATED IN LOCAL CURRENCIES, WE RISK RECEIVING LESS DOLLARS WHEN THESE CURRENCIES WEAKEN AGAINST THE DOLLAR, AND MAY NOT BE ABLE TO ADEQUATELY HEDGE AGAINST THIS RISK


     When we take a foreign order denominated in a local currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we collect our funds. In addition to reducing revenue, this risk will negatively affect our operating results. In Europe, where our significant operations have costs denominated in European currencies, these negative impacts on revenue can be partially offset by positive impacts on costs. However, in Japan, while our yen denominated sales are also subject to exchange rate risk, we do not have significant operations with which to counterbalance our exposure.

Sales denominated in yen were 8% of our revenue in the first half of 2000. Sales denominated in foreign currencies were 22% in the first half of 2000, compared to 23% in the comparable period of 1999. We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Though we hedge our accounts receivables in yen using a loan denominated in yen of approximately equal amount, this strategy may not be successful, which would harm our operating results.

IF WE FAIL TO MAINTAIN SATISFACTORY RELATIONSHIPS WITH MOTOROLA AND OTHER KEY CUSTOMERS, OUR BUSINESS MAY BE HARMED

     In 1997, 1998, 1999 and the first six months of 2000, 13%, 14%, 12% and
10%, respectively, of our net revenues were derived from sales to Motorola. Our ability to maintain close, satisfactory relationships with Motorola and other large customers is important to our business. A reduction, delay, or cancellation of orders from Motorola or our other large customers would harm our business. Moreover, our customers may vary order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our key customers, or reduced orders by any of our key customers, could harm our business and results of operations.

OUR FAILURE TO SUCCESSFULLY INTEGRATE BUSINESSES OR PRODUCTS WE HAVE ACQUIRED COULD DISRUPT OR HARM OUR ONGOING BUSINESS

     We have from time to time acquired complementary businesses, products and technologies. Achieving the anticipated benefits of an acquisition depends, in part, upon whether the integration of the acquired business, products or technology is accomplished in an efficient and effective manner. Moreover, successful acquisitions in the semiconductor industry may be more difficult to accomplish than in other industries because such acquisitions require, among other things, integration of product offerings, manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of such integration may be increased by the need to coordinate geographically separated organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures. The integration of operations following an acquisition requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. The inability of management to successfully integrate any future acquisition could harm our business. Furthermore, products acquired in connection with acquisitions may not gain acceptance in our markets, and we may not achieve the anticipated or desired benefits of such transactions.

WE CURRENTLY ARE AND MAY BE SUBJECT TO FURTHER THIRD PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN LOSS OF SIGNIFICANT RIGHTS

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies, and we have been involved in such litigation which harmed our operating results. Further, in order to avoid the significant costs associated with litigation involving such claims, we may obtain licenses for the use of the technologies that are the subject of these claims and be required to make corresponding royalty payments, which may harm our operating results.


     In July 2000, we were named as a defendant in a lawsuit brought by STMicroelectronics alleging that we were infringing nine of its patents covering manufacturing processes as well as various products, including memory products, microcontroller products, and smart card products. Although we intend to vigorously defend against these claims, we may not prevail given the complex technical issues and inherent uncertainties in patent and intellectual property litigation. Moreover, the cost of defending against such litigation, both in terms of management time and attention, legal fees and product delays, could be substantial, whatever the outcome. If this or any other patent or other intellectual property claim against us was successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed.

OUR LONG-TERM DEBT COULD HARM OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, AND OUR ABILITY TO MEET OUR DEBT OBLIGATIONS WILL BE DEPENDENT UPON OUR FUTURE PERFORMANCE

     We financed our 1997 capital expenditures with long-term debt. Long-term debt less current portion more than doubled during that year, increasing from $278.6 million at December 31, 1996 to $571.4 million at December 31, 1997. Long-term debt less current portion increased again in 1998 to $771.1 million at December 31, 1998, due primarily to the issuance of $115.0 million of debt securities and $142.2 million of lease financing related to asset acquisitions. At December 31, 1999, our long-term debt less current portion was approximately $654.0 million as we reduced our capital expenditures from prior years. As of June 30, 2000, our long term debt less current portion increased to $756.5 million, the result of increased building and equipment purchases. The increase in our debt-to-equity ratio could materially and adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt obligations will depend upon our future performance, which will be subject to the financial, business and other factors affecting our operations, many of which are beyond our control.

     Since a substantial portion of our operations are conducted through our subsidiaries, the cash flow and the consequent ability to service debt are partially dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. These subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to our long-term debt or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to us by any of our subsidiaries could in the future be subject to statutory or contractual restrictions and other various business considerations and contingent upon the earnings of those subsidiaries. Any right held by us to receive any assets of any of our subsidiaries upon its liquidation or reorganization will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE

     Semiconductor companies that maintain their own fabrication facilities have substantial capital requirements. We made capital expenditures of $312.1 million in 1997, $187.7 million in 1998, $171.8 million in 1999, and approximately $399.1 million through June 30, 2000, and intend to continue to make capital investments to support business growth and achieve manufacturing cost reductions and improved yields. Our capital expenditure plan for 2000, which was originally set at approximately $550.0 million, has recently been increased to approximately $1.0 billion, a portion of which we intend to fund from the proceeds of this offering. We may seek additional equity or debt financing to fund further expansion of our wafer fabrication capacity or to fund other projects. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for products, product mix, changes in semiconductor industry conditions and competitive factors. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms.

WE DEPEND ON INDEPENDENT ASSEMBLY CONTRACTORS WHICH MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND WHICH MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES

     We manufacture wafers for our products at our fabrication facilities, and the wafers are then sorted and tested at our facilities. After wafer testing, we ship the wafers to one of our independent assembly contractors located in China, Malaysia, the Philippines, South Korea, Taiwan and Thailand where the wafers are separated into die, packaged and, in some cases, tested. Our reliance on independent contractors to assemble, package and test our products involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These independent contractors may not continue to assemble, package and test our products for a variety of reasons. Moreover, because our assembly contractors are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS WHICH COULD IMPOSE UNANTICIPATED REQUIREMENTS ON OUR BUSINESS IN THE FUTURE. ANY FAILURE TO COMPLY WITH CURRENT OR FUTURE ENVIRONMENTAL REGULATIONS MAY SUBJECT US TO LIABILITY OR SUSPENSION OF OUR MANUFACTURING OPERATIONS

     We are subject to a variety of federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. While we believe that we have all environmental permits necessary to conduct our business and that our activities conform to present environmental regulations, increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY SERIOUSLY HARM OUR BUSINESS

     Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS

     We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

FAILURE TO MANAGE OUR GROWTH MAY SERIOUSLY HARM OUR BUSINESS

     Our business has grown in recent years through both internal expansion and acquisitions, and continued growth may cause a significant strain on our infrastructure and internal systems. To manage our growth effectively, we must continue to improve and expand our management information systems, and we have commenced an implementation of a new SAP enterprise resource planning and management system for our worldwide operations in 2000. Our success depends to a significant extent on the management skills of our executive officers. If we are unable to manage growth effectively, our results of operations will be harmed.

OUR STOCK PRICE HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE

     The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by factors such as the announcement of new products or product enhancements by us or our competitors, technological innovations by us or our competitors, quarterly variations in our results of operations, changes in earnings estimates by market analysts and general market conditions or market conditions specific to particular industries. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically could result in an immediate and adverse effect on the market price of our stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies, often unrelated to the operating performance of the specific companies.

PROVISIONS IN OUR CERTIFICATE OF INCORPORATION MAY HAVE ANTI-TAKEOVER EFFECTS

     Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as may, will, should, expect, plan, intend, forecast, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds we will receive from the sale of 4,000,000 shares of common stock being offered by us are estimated to be approximately $70.6 and E82.2, or $81.2 and E94.5 if the underwriters' over-allotment option is exercised in full, assuming a public offering price of $18.56 and E21.60 per share and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.((1)) We intend to use the net proceeds of this offering for working capital and general corporate purposes. Pending these uses, we intend to invest the net proceeds in investment grade, interest bearing securities.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividend on our capital stock and do not anticipate paying any cash dividends on capital stock in the foreseeable future. We currently intend to retain future earnings, if any, for use in our business.

                          PRICE RANGE OF COMMON STOCK

     The following table presents the high and low closing sale price per share for our common stock as quoted on the Nasdaq National Market for the periods indicated.


                                                              HIGH           LOW
                                                              ----           ---
FISCAL YEAR ENDED DECEMBER 31, 1998:
First Quarter...............................................  $ 5 1/8        $ 3 1/2
Second Quarter..............................................    5 1/16         3 3/16
Third Quarter...............................................    3 21/32        1 65/128
Fourth Quarter..............................................    4 3/32         1 51/64
FISCAL YEAR ENDED DECEMBER 31, 1999:
First Quarter...............................................    4 29/32        3 33/64
Second Quarter..............................................    6 19/32        4 9/32
Third Quarter...............................................   10 15/32        6 19/32
Fourth Quarter..............................................   15 3/16         7 11/16
FISCAL YEAR ENDING DECEMBER 31, 2000:
First Quarter...............................................   29 3/4         12 17/32
Second Quarter..............................................   28 15/16       14 31/32
Third Quarter (through September 14, 2000)..................   20 13/16       13 13/32


     A recent reported last sale price per share for our common stock on the Nasdaq National Market is set forth on the cover page of this prospectus. At June 30, 2000, there were approximately 1,693 holders of record of our common stock.

---------------


    (1) Our estimated net proceeds as stated in Euros are based on the assumed public offering price in Euros, which was determined by converting the assumed public offering price in dollars using the Key Currency Cross Rate as of September 13, 2000 as quoted in the Wall Street Journal, which was 1.16390 Euros per dollar.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - On an actual basis, after giving retroactive effect to the two-for-one split of our outstanding common stock effected in August 2000; and


     - As adjusted to give effect to the sale of the 4,000,000 shares of common stock we are offering hereby at an assumed public offering price of $18.56 per share and E21.60 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.(1)



                                                                     JUNE 30, 2000
                                                              ---------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              -----------    ------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                         DATA)
Long-term debt less current portion.........................  $  756,481      $  756,481
                                                              ----------      ----------
Stockholders' equity:
  Preferred stock, $.001 par value, 5,000,000 shares
     authorized; 500,000 designated series A preferred
     stock, none issued.....................................          --              --
  Common stock, $.001 par value, 500,000,000 shares
     authorized; 460,945,184 shares outstanding at June 30,
     2000, 464,945,184 shares outstanding as adjusted(2)....   1,178,004       1,248,615
  Accumulated other comprehensive income....................     (65,316)        (65,316)
  Retained earnings.........................................     558,649         558,649
                                                              ----------      ----------
     Total stockholders' equity.............................   1,671,337       1,741,948
                                                              ----------      ----------
     Total capitalization...................................  $2,427,818      $2,498,429
                                                              ==========      ==========


------------

(1) The assumed public offering price in Euros was determined by converting the assumed public offering price in dollars using the Key Currency Cross Rate as of September 13, 2000 as quoted in the Wall Street Journal, which was
    1.16390 Euros per dollar.



(2) Excludes 21,493,374 shares issuable upon exercise of outstanding stock options as of June 30, 2000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected balance sheet and statement of operations data as of and for the fiscal years ended December 31, 1995 through 1999 and for the six month periods ended June 30, 1999 and 2000. The information for the six month periods is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In our opinion, the quarterly information reflects all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information for the periods presented. This data gives retroactive effect to two-for-one splits of our outstanding common stock effected as a 100% stock dividend to stockholders of record as of the close of business on December 3, 1999 and August 11, 2000. Effective January 1, 1999 we changed our fiscal year from a 52 or 53-week year ending on the Monday nearest the last day in December of each year to a calendar year ending December 31. Our fiscal quarters also changed from 13-week quarters to calendar quarters. For presentation purposes, we have indicated that our prior fiscal years ended on December 31. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2000, or any other future period.


                                                                                                           SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                             JUNE 30,
                                         ------------------------------------------------------------   -----------------------
                                           1995        1996         1997         1998         1999         1999         2000
                                         --------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net revenues...........................  $634,241   $1,070,288   $  958,282   $1,111,092   $1,330,161   $  601,179   $  907,944
Expenses:
  Cost of sales........................   323,530      539,215      602,239      717,147      826,301      380,375      523,429
  Research and development.............    69,795      110,239      137,896      174,808      193,750       90,353      124,529
  Selling, general and
    administrative.....................    73,474      115,362      150,098      149,069      167,132       80,325       97,543
  Restructuring and in-process research
    and development charges............        --           --       43,000       89,725           --           --           --
                                         --------   ----------   ----------   ----------   ----------   ----------   ----------
Total expenses.........................   466,799      764,816      933,233    1,130,749    1,187,183      551,053      745,501
                                         --------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss)................   167,442      305,472       25,049      (19,657)     142,978       50,126      162,443
Other income (expenses), net...........     4,820        3,681      (19,048)     (31,274)     (14,157)          32       (1,230)
                                         --------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before taxes.............   172,262      309,153        6,001      (50,931)     128,821       50,158      161,213
Benefit from (provision for) income
  taxes................................   (58,569)    (107,431)      (4,200)         893      (46,374)     (18,056)     (58,036)
                                         --------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before cumulative effect
  of accounting change.................   113,693      201,722        1,801      (50,038)      82,447       32,102      103,177
Cumulative effect of accounting change,
  net of tax effect....................        --           --           --           --      (29,068)     (29,068)          --
                                         --------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)......................  $113,693   $  201,722   $    1,801   $  (50,038)  $   53,379   $    3,034   $  103,177
                                         ========   ==========   ==========   ==========   ==========   ==========   ==========
Net income (loss) per share:
  Basic................................  $    .30   $      .51   $      .00   $     (.13)  $      .13   $      .01   $      .23
                                         ========   ==========   ==========   ==========   ==========   ==========   ==========
  Diluted..............................  $    .29   $      .50   $      .00   $     (.13)  $      .13   $      .01   $      .22
                                         ========   ==========   ==========   ==========   ==========   ==========   ==========
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments..........................  $179,988   $  157,278   $  333,068   $  323,565   $  412,462   $  320,439   $1,094,441
Working capital........................   132,597      123,621      410,085      492,172      487,496      529,661    1,215,934
Total assets...........................   919,621    1,455,914    1,822,040    1,962,737    2,014,910    1,858,976    3,026,093
Long-term obligations, net of current
  portion..............................    88,455      278,576      571,389      771,069      654,033      714,722      756,481
Stockholders' equity...................   588,768      789,751      786,434      732,195      801,479      769,624    1,671,337

                     QUARTERLY CONSOLIDATED FINANCIAL DATA

     The following tables set forth our unaudited quarterly statements of operations data for each of the six quarters ended June 30, 2000, such data expressed as a percentage of our net revenues, and our unaudited consolidated net revenues by segment, for each of these six quarters. This quarterly information is unaudited and has been prepared on the same basis as our annual consolidated financial statements. This data gives retroactive effect to two-for-one splits of our outstanding common stock effected as a 100% stock dividend to stockholders of record as of the close of business on December 3, 1999 and August 11, 2000. In our opinion, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                                   QUARTER ENDED
                                                         ------------------------------------------------------------------
                                                         MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                                           1999        1999       1999        1999       2000        2000
                                                         ---------   --------   ---------   --------   ---------   --------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues...........................................  $290,037    $311,142   $340,244    $388,738   $429,186    $478,758
Expenses:
  Cost of sales........................................   186,165     194,210    211,767     234,159    252,722     270,707
  Research and development.............................    47,229      43,124     46,296      57,101     61,913      62,616
  Selling, general and administrative..................    35,920      44,405     46,321      40,486     45,110      52,433
                                                         --------    --------   --------    --------   --------    --------
Total expenses.........................................   269,314     281,739    304,384     331,746    359,745     385,756
                                                         --------    --------   --------    --------   --------    --------
Operating income (loss)................................    20,723      29,403     35,860      56,992     69,441      93,002
Other income (expense), net............................     5,367      (5,335)    (8,820)     (5,369)    (4,048)      2,818
                                                         --------    --------   --------    --------   --------    --------
Income (loss) before taxes.............................    26,090      24,068     27,040      51,623     65,393      95,820
Benefit from (provision for) income taxes..............    (9,392)     (8,664)    (9,734)    (18,584)   (23,541)    (34,495)
                                                         --------    --------   --------    --------   --------    --------
Income (loss)..........................................    16,698      15,404     17,306      33,039     41,852      61,325
Cumulative effect of accounting change, net of tax
  effect...............................................   (29,068)         --         --          --         --          --
                                                         --------    --------   --------    --------   --------    --------
Net income (loss)......................................  $(12,370)   $ 15,404   $ 17,306    $ 33,039   $ 41,852    $ 61,325
                                                         ========    ========   ========    ========   ========    ========
Net income (loss) per share:
  Basic................................................  $   (.03)   $    .04   $    .04    $    .08   $    .10    $    .14
                                                         ========    ========   ========    ========   ========    ========
  Diluted..............................................  $   (.03)   $    .04   $    .04    $    .08   $    .09    $    .13
                                                         ========    ========   ========    ========   ========    ========

                                                                           AS A PERCENTAGE OF NET REVENUES
                                                          ------------------------------------------------------------------
                                                          MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                                            1999        1999       1999        1999       2000        2000
                                                          ---------   --------   ---------   --------   ---------   --------
Net revenues............................................    100.0%     100.0%      100.0%     100.0%      100.0%     100.0%
Expenses:
  Cost of sales.........................................     64.2       62.4        62.2       60.2        58.9       56.5
  Research and development..............................     16.3       13.8        13.6       14.7        14.4       13.1
  Selling, general and administrative...................     12.4       14.3        13.6       10.4        10.5       11.0
                                                            -----      -----       -----      -----       -----      -----
Total expenses..........................................     92.9       90.5        89.4       85.3        83.8       80.6
Operating income (loss).................................      7.1        9.5        10.6       14.7        16.2       19.4
Other income (expense), net.............................      1.8       (1.7)       (2.6)      (1.4)       (0.9)       0.6
                                                            -----      -----       -----      -----       -----      -----
Income (loss) before taxes..............................      8.9        7.8         8.0       13.3        15.3       20.0
Benefit from (provision for) income taxes...............     (3.2)      (2.8)       (2.9)      (4.8)       (5.5)      (7.2)
                                                            -----      -----       -----      -----       -----      -----
Income (loss)...........................................      5.7        5.0         5.1        8.5         9.8       12.8
Cumulative effect of accounting change, net of tax
  effect................................................    (10.0)        --          --         --          --         --
                                                            -----      -----       -----      -----       -----      -----
Net income (loss).......................................     (4.3)%      5.0%        5.1%       8.5%        9.8%      12.8%
                                                            =====      =====       =====      =====       =====      =====

                                                                                   QUARTER ENDED
                                                         ------------------------------------------------------------------
                                                         MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                                           1999        1999       1999        1999       2000        2000
                                                         ---------   --------   ---------   --------   ---------   --------
                                                                                   (IN THOUSANDS)
Non-volatile Memories..................................  $124,083    $136,852   $163,933    $192,260   $227,684    $252,188
Temic..................................................    66,070      68,111     66,842      74,267     69,942      74,230
ASIC...................................................    79,624      79,373     83,754      92,310    101,516     117,180
Logic..................................................    20,260      26,806     25,715      29,901     30,044      35,160
                                                         --------    --------   --------    --------   --------    --------
  Total net revenues...................................  $290,037    $311,142   $340,244    $388,738   $429,186    $478,758
                                                         ========    ========   ========    ========   ========    ========

                               MARKET INFORMATION


     Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol ATML. Our common stock has also been approved for listing on the Premier Marche of the Paris Stock Exchange, and trading of our common stock will commence there concurrent with this offering.


THE PARIS STOCK EXCHANGE

     Securities listed on the Premier Marche or the Second Marche of the Paris Stock Exchange are officially traded through authorized financial institutions that are members of the Paris Stock Exchange. Since April 3, 2000, securities have been traded continuously on each business day from 9:00 a.m. to 5:30 p.m. (Paris time), with a pre-opening session from 7:45 a.m. to 9:00 a.m. There is a determination of the closing price at 5:35 p.m. (Paris time). Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. The Paris Stock Exchange has introduced continuous electronic trading during trading hours for most listed securities. The Paris Stock Exchange is managed and operated by ParisBourse(SBF) S.A., a market enterprise. ParisBourse(SBF) S.A. publishes a daily official price list that includes price information on listed securities.

     In France, most large public companies list their securities on the Premier Marche and most small and medium sized companies list their securities on the Second Marche. Securities also may be traded on the Nouveau Marche, a regulated electronic market that was established to allow small capitalization and start-up companies to access the stock market. ParisBourse(SBF) S.A. manages and operates each of the Premier Marche, the Second Marche and the Nouveau Marche.

     ParisBourse(SBF) S.A. places securities listed on the Premier Marche or the Second Marche in one of the three categories, depending on their trading volume. We expect that our shares will be placed in the category known as Continu A, which includes the most actively traded securities. The minimum daily trading volume required for a security to be in Continu A is twenty trades or FF 250,000, equal to Euro 38,112.

     ParisBourse(SBF) S.A. may suspend trading in a security listed on the Premier Marche if the quoted price of the security exceeds specific price limits defined by its regulations. In particular, if the quoted price of a Continu A security varies by more than 10% from the previous day's closing price, ParisBourse(SBF) S.A. may suspend trading in that security for up to 15 minutes. It may suspend trading further for up to 15 minutes if the price again varies by more than 5%. ParisBourse(SBF) S.A. also may suspend trading of a security listed on the Premier Marche in other limited circumstances, including, for example, where there is unusual trading activity in the security. In addition, in exceptional cases, the Conseil des Marches Financiers may also suspend trading.


     Trades of securities listed on the Premier Marche may be settled in the cash settlement market (marche au comptant) and, beginning September 25, 2000, also through a deferred settlement service (service de reglement differe) if either the security traded is included in the Societe des Bourses Francaises 120 Index, or its issuer has a total market capitalization of at least E 1,000,000,000 and the average of the aggregate daily value of trades in the security exceeds E 1,000,000. Deferred settlement orders will involve additional fees which are determined by the deferred settlement services. Cash settlements take place on the third trading day following the trade. Deferred settlements will take place on the last trading day of the month in which the trade is made, unless you elect on or before the fifth trading day before the end of the month, or the determination date (date de liquidation), to pay additional fees to postpone the settlement until the determination date of the following month.


     Equity securities traded through a deferred settlement service will be considered to have been transferred only upon the date they have been registered in the purchaser's account, which is the date of the last trading day of the month in which the trade is settled. Under French securities regulations, any sale of a security traded through a deferred service during the month of a dividend payment date will be deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

                        SHARE CERTIFICATES AND TRANSFER

     Our common stock will be issued in registered form only in the United States of America. The stock register is maintained in Boston, Massachusetts by Equiserve, L.P., or the Boston Registry. Holders of our common stock of Boston Registry may hold their shares through DTC, in which case their shares are registered with Equiserve, L.P. in the name of Cede & Co., the nominee of DTC.


     Holders of our common stock may elect to hold their shares directly through SICOVAM, or indirectly through SICOVAM via Euroclear or Clearstream Banking (formerly known as Cedel). Shares held directly or indirectly through SICOVAM will be recorded in the books of BNP, New York Branch, in the name of SICOVAM. BNP PARIBAS, New York Branch, will itself hold such shares through DTC. The centralizing agent for the shares in France will be BNP PARIBAS, Paris Branch.



     Our common stock is traded on the Nasdaq National Market under the symbol "ATML". Our common stock has also been approved for listing on the Premier Marche of the Paris Stock Exchange, and trading of our common stock will commence there concurrent with this offering. Only those shares of our common stock held through SICOVAM may be traded on the Paris Stock Exchange, and our common stock will be traded there only in bearer form.


     Transfer of shares of Boston Registry may be registered on the books of the Company at the office of Equiserve, L.P. and certificates for shares of Boston Registry may be exchanged at such office for certificates for shares of Boston Registry of other authorized denominations.

     Transfer of shares within any of DTC, SICOVAM, Euroclear or Clearstream Banking, or between any of DTC, SICOVAM, Euroclear or Clearstream Banking will be made by book-entry transfer in accordance with the applicable clearing systems' rules and procedures. Transfers of shares between registered holders of common stock and any of SICOVAM, Euroclear or Clearstream Banking will be made by the relevant clearing systems and by Equiserve, L.P. and BNP, New York Branch, in accordance with the procedures described below.

     Upon a request to transfer shares of Boston Registry to SICOVAM or Euroclear or Clearstream Banking, the transferor will instruct Equiserve, L.P. to cancel the certificates representing the appropriate number of shares and appropriately adjust its register. Equiserve, L.P. will register the shares in the name of Cede & Co., the nominee of DTC. DTC will credit the account of BNP, New York Branch, with such shares, which itself will credit the account of SICOVAM. SICOVAM will itself credit the shares to the account of its relevant member, including, as the case may be, Euroclear or Clearstream Banking.

     Upon a request to transfer shares held directly or indirectly through SICOVAM to the Boston Registry, the account of SICOVAM with BNP, New York Branch, would be debited by the number of such shares as well as the account of BNP, New York Branch, with DTC. Cede & Co. will request Equiserve, L.P. to appropriately adjust its register. Equiserve, L.P. will countersign and deliver a certificate for shares of Boston Registry to the appropriate new registered owner and appropriately adjust its register. Holders through Euroclear or Clearstream Banking should submit instructions in accordance with, respectively, Euroclear's or Clearstream Banking's rules and procedures.

     Shareholders will be charged a fee by Equiserve, L.P. for the issuance or cancellation of certificates of shares of Boston Registry in connection with transfers of shares from the Boston Registry to SICOVAM, Euroclear or Clearstream Banking or vice-versa.


     The International Securities Identification Number, or ISIN, for our common stock of Boston Registry is US0495131049 and for shares held through SICOVAM, FRF0000122038. The CUSIP number for our common stock of Boston Registry is 049513104. The SICOVAM number is 012203.

                                    TAXATION

GENERAL

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-United States Holder. In general, a "non-United States Holder" is any person or entity that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-United States Holders who hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions which may apply to you if you relinquished United States citizenship or residence.

     If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Individuals who are lawful permanent residents of the United States ("green card holders") are also considered to be resident aliens, without regard to the number of days present in the United States during the calendar year. Resident aliens are subject to United States federal income tax as if they were United States citizens.

     Each prospective purchaser of our common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our common stock as well as any tax consequences that may arise under the laws of any United States state, municipality or other taxing jurisdiction.

DIVIDENDS

     If dividends are paid, as a non-United States Holder, you will be subject to withholding of United States federal income tax at a 30% rate on the gross amount of the dividend or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must comply with certain certification and disclosure requirements.

     If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates, provided that you comply with certain certification and disclosure requirements. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

     Unless the payor has knowledge to the contrary, dividends paid prior to January 1, 2001 to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, recently finalized Treasury Regulations pertaining to United States federal withholding tax provide that you must comply with certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid after December 31, 2000. In the case of common stock held by a foreign partnership, the certification requirements would generally be applied to the partners and the partnership may be required to provide certain information, including a United States taxpayer identification number.

     If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     As a non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of common stock unless:

     - the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

     - you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

     - we are or have been a "United States real property holding corporation", or a USRPHC, for United States federal income tax purposes. We believe that we are not currently, and are likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided:

     - the common stock was "regularly traded" on an established securities market; and

     - you do not actually or constructively own more than 5% of our common stock during the shorter of the five-year period preceding the disposition or your holding period.

FEDERAL ESTATE TAX

     If you are an individual, common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the IRS and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

     Backup withholding is generally imposed at the rate of 31% on certain payments to persons that fail to furnish the necessary identifying information to the payer. Backup withholding generally will not apply to dividends paid prior to January 1, 2001 to a Non-United States Holder at an address outside the United States. unless the payor has knowledge that the payee is a United States person. In the case of dividends paid after December 31, 2000, the recently finalized Treasury Regulations provide that you generally will be subject to withholding tax at a 31% rate unless you certify your non-United States status.

     The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-United States status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, in addition, for periods after December 31, 2000, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and Atmel has agreed to sell to them, the number of shares indicated below.


                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
Oddo-Pinatton...............................................
          Total.............................................

     The underwriters are offering the shares subject to their acceptance of the shares from Atmel and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to make and pay for all of the shares offered by this prospectus, other than those covered by the over-allotment option described below, if any such shares are taken.


     The shares sold by the underwriters to the public outside of the U.S. will
initially be offered at the public offering price of E               . Any
shares sold by the underwriters to the public in the U.S. will initially be
offered at the public offering price of $          . Any shares sold by the
underwriters to international securities dealers will be sold at a price that
represents a concession not in excess of E               per share from the
public offering price in France, and to U.S. securities dealers at a price that
represents a concession not in excess of $          a share from the public
offering price in the U.S.



     Our common stock has been approved for listing on the Premier Marche of the Paris Stock Exchange, and trading in our common stock will commence there concurrent with this offering. See "Market Information."


     We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, we will not, directly or indirectly:

     - Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in case or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     - The sale to the underwriters of the shares under the underwriting agreement;

     - The issuance by us of shares of common stock in the French public offering;

     - The issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus; or

     - The issuance of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans that are in existence on the date of the prospectus and consistent with past practices.

     In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the shares, the underwriters may bid for, and purchase, shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares in the offering if the syndicate repurchases previously distributed shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Paris Stock Exchange, the Nasdaq National Market, the over-the-counter market outside the U.S. or otherwise.

     The underwriting agreement provides that we and the underwriters will indemnify each other against certain liabilities, including liabilities under the Securities Act.


     This prospectus may be used by the underwriters and other dealers in connection with offers and sales of shares in the U.S. and with offers and sales of shares initially sold by the underwriters outside the U.S. in the offering insofar as such shares are resold from time to time in the U.S. in transactions that require registration under the Securities Act.


     This prospectus has not been submitted to the clearance procedures of the Commission des Operations de Bourse and accordingly may not be used in connection with any offer to purchase, subscribe or sell any shares in France. For the purpose of the offering of shares in France, we have prepared a prospectus in French which has received the approval ("visa") of the Commission des Operations de Bourse.

     Morgan Stanley & Co. Incorporated was the initial purchaser of $296,000,000 aggregate principal amount of our Zero Coupon Convertible Subordinated Debentures due 2018. These debentures were purchased in April 1998 and resold to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act. Morgan Stanley & Co. Incorporated received a customary fee in connection with this transaction.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock we are offering by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters specified by the underwriters in connection with this offering will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, Palo Alto, California and Stibbe Simont Monahan Duhot & Giroux, Paris, France.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov. Our web address is http://www.atmel.com.

     The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     - The description of the common stock in our Registration Statement on Form 8-A filed on February 20, 1991 (as amended on March 14, 1991), under
       Section 12(g) of the Exchange Act;

     - The description of our Preferred Shares Rights Agreement, in our Registration Statement on Form 8-A/12G filed on September 15, 1998, as amended on Form 8-A/12G/A filed on December 6, 1999, under Section 12(g) of the Exchange Act;

     - Our Current Report on Form 8-K, dated January 20, 2000;

     - Our Annual Report on Form 10-K filed on March 15, 2000 for the fiscal year ended December 31, 1999;

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000; and


     - Our definitive Proxy Statement on Schedule 14A filed on March 17, 2000.


     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Atmel Corporation, 2325 Orchard Parkway, San Jose, California 95131, (408) 441-0311.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee.........  $ 22,624
NASD filing fee.............................................     9,070
Nasdaq additional listing fee...............................    17,500
Accounting fees and expenses................................    50,000
Legal fees and expenses.....................................   120,000
Printing and engraving......................................    70,000
Blue sky fees and expenses..................................    10,000
Transfer agent fees and expenses............................       250
                                                              --------
  Total.....................................................  $299,444
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS OF ATMEL CORPORATION

CERTIFICATE OF INCORPORATION

     Article XI of our Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

     - for any breach of their duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

     - for any transaction from which the director derived an improper personal benefit.

BYLAWS

     Our bylaws provide that our directors, officers and agents shall be indemnified against expenses including attorneys' fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such, if such director, officer or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Atmel Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

     We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Atmel, arising out of such person's services as a director or officer of Atmel, any subsidiary of Atmel or any other company or enterprise to which the person provides services at the request of Atmel.

     The form(s) of proposed Underwriting Agreement(s) to be filed as (an) Exhibit(s) hereto or incorporated by reference herein may include provisions regarding the indemnification of our officers and directors by the several Underwriters.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference herein:


    EXHIBIT
    NUMBER                            EXHIBIT TITLE
    -------                           -------------
       1.1     Form of Underwriting Agreement.
       3.1     Certificate of Incorporation.(1)
       3.2     Bylaws.(1)
       5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.*
      23.1     Consent of PricewaterhouseCoopers LLP, independent
               accountants.
      23.2     Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).


------------

 *  Previously filed.


(1) Incorporated by reference to the Registration Statement on Form 8-A/12G/A filed on December 6, 1999, under Section 12(g) of the Exchange Act.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on September 14, 2000.


                                          ATMEL CORPORATION

                                          By:      /s/ GEORGE PERLEGOS
                                            ------------------------------------
                                            Name: George Perlegos
                                            Title: President and Chief
                                                Executive Officer and Chairman
                                                   of the
                                                Board of Directors


     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



             SIGNATURE                               TITLE                         DATE
             ---------                               -----                         ----

        /s/ GEORGE PERLEGOS            President, Chief Executive Officer   September 14, 2000
------------------------------------      and Chairman of the Board of
          George Perlegos                Directors (Principal Executive
                                                    Officer)

                 *                     Vice President, Finance, and Chief   September 14, 2000
------------------------------------      Financial Officer (Principal
           Donald Colvin                Financial Officer and Accounting
                                                    Officer)

                 *                                  Director                September 14, 2000
------------------------------------
           Gust Perlegos

                 *                                  Director                September 14, 2000
------------------------------------
           Tsung-Ching Wu

                 *                                  Director                September 14, 2000
------------------------------------
             Norm Hall

                 *                                  Director                September 14, 2000
------------------------------------
          T. Peter Thomas

      *By: /s/ GEORGE PERLEGOS
------------------------------------
          George Perlegos
          Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
   1.1     Form of Underwriting Agreement.
   3.1     Certificate of Incorporation.(1)
   3.2     Bylaws.(1)
   5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.*
  23.1     Consent of PricewaterhouseCoopers LLP, independent
           accountants.
  23.2     Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).


------------

 *  Previously filed.


(1) Incorporated by reference to the Registration Statement on Form 8-A/12G/A filed on December 6, 1999, under Section 12(g) of the Exchange Act.